Filed by Baxalta Incorporated

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Baxalta Incorporated

Commission File No.: 001-36782

EMPLOYEE FAQ: January 25, 2016 UPDATE

1.	Will Shire be consolidating or relocating Baxalta facilities and locations?

At this point, no decisions have been made regarding existing facilities/leases. The Integration Management Office (IMO) will send an update as more information becomes available.

2.	Will I be asked or expected to relocate?

At this point, no decisions have been made and it is too early to speculate about any potential relocations.

There will be no single global answer for everyone, as individual roles, functions and circumstances will differ across the organization. We will be working hard to provide answers as soon as we can and communicate these following the close.

3.	When will I know if I have a continuing position with Shire?

At this point, no decisions have been made regarding positions in the combined company.

To the extent there are any changes following the closing, we will be communicating with individual team members regarding roles in the combined company as soon as those decisions are made.

4.	Shire has many open positions. How can employees express interest in these positions?

Until the transaction is closed, Baxalta and Shire remain two independent companies.

Prior to the closing, if you are interested in applying for a Shire role, you would need to follow the process to apply as an external Shire hire. If you accept a position with Shire, you would need to resign from Baxalta.

After closing, we will be communicating with our team members about available opportunities as soon as we can.

5.	Will Shire be changing our salaries and compensation? Might we receive higher pay/compensation once on their pay scale?

Shire has agreed to maintain current salaries and target bonus opportunities at no less than their current level (post-merit) through December 2017. Following the closing, we will continue to keep you informed and provide any necessary updates as the integration progresses.

6.	If I am laid off, will you be paying severance?

It is too early to speculate on lay-offs. Shire has committed to providing severance benefits that are at least as generous as Baxalta’s current severance plans through December 31, 2017.

7.	What happens to my unvested equity, including Restricted Stock Units (RSU)?

We are developing a communication on how equity will be treated upon close and we will share that information with you as soon as possible.

8.	What happens to the Employee Stock Purchase Plan (ESPP)?

As of Monday, January 11th the Baxalta ESPP was “frozen,” meaning there will be no new subscriptions. This means that if someone is not already enrolled in the company’s ESPP, it is no longer possible for them to enroll.

If you are currently participating in the plan, we will continue to take payroll deductions and make monthly purchases at a 15% discount, through the end of the month prior to the close. Additionally, elections are now capped at your current election and deferrals cannot be increased.

Following the closing of the transaction, the Baxalta ESPP will no longer be offered. Information regarding Shire’s employee stock purchase plan will be provided by Shire in due course.

9.	Will Baxalta maintain its headquarters?

Until the transaction is completed, there will be no changes. If there are any future site changes, we will share information as soon as it becomes available.

10.	Will we still be called “Baxalta”?

At this point in time, no decision has been made about the name of the combined organization.

11.	The new organization will focus on rare diseases. What does this mean for plasma-related businesses?

While the combined company will have a focus on rare diseases, it will continue to maintain its non-rare disease portfolio.

12.	Will the combination include employees who have not yet transitioned to Baxalta from Baxter? Will the timing of their expected transition be impacted?

The process related to deferred countries that have not closed before the Shire transaction will continue as planned.

13.	For the Shire transaction, are all countries expected to close at the same time or will it be staggered?

At the time of the closing, all countries then part of Baxalta will become part of the combined company.

14.	Shire is offering shareholders $18.00 cash and 0.1482 Shire ADS shares per Baxalta share. Will the cash or stock Baxalta shareholders receive be taxable?

Baxalta shareholders should consult a tax advisor to determine their specific tax implications as a result of the transaction.

15.	Will changes in the Baxalta and Shire stock prices between now and closing impact the value of the transaction?

Baxalta shareholders will receive both cash and equity value at the closing. The cash component will be fixed at $18.00 per Baxalta share. The equity value is also fixed at 0.1482 Shire ADSs per Baxalta share. But of course, the dollar value of those Shire ADSs being paid to Baxalta Shareholders will fluctuate with the Shire share price.

16.	What is Shire’s ticker symbol?

Shire trades on both the London Stock Exchange (LSE) and on the Nasdaq Stock Market (NASDAQ), under the tickers LSE: SHP and NASDAQ: SHPG.

However there are two important differences between the securities traded on the two exchanges:

•	Currency:The LSE: SHP security trades in British Pounds (GBP) and the NASDAQ: SHPG security trades in US Dollars (USD).
•	Security type: The LSE: SHP securities represent ordinary shares, while the NASDAQ:SHPG securities are American Depositary Receipts (ADRs), a type of security representing ownership in a specified number of shares of a non-U.S. stock. Each Shire ADR on NASDAQ represents 3 ordinary shares on the LSE.

Please refer to Shire’s external website for more information on this topic: http://investors.shire.com/shareholder-information/adr-holders-guide/the-basics.aspx

17.	Will the Baxter Credit Union be available to employees after the acquisition? Does Shire have a credit union?

Shire does not have a credit union. This, along with other employee benefits, will be reviewed and discussed as part of the integration planning.

18.	My team is collaborating with Shire as part of our participation in certain industry networks, forums and events. Given that we must avoid direct communication with Shire, how can we work with our Shire counterparts?

Any form of communication with Shire employees should be coordinated through the IMO. You can contact the IMO to request facilitation for necessary discussions.

19.	How should questions from regulatory authorities (such as the FDA, EMA, AGES, etc.) during routine compliance inspections be addressed?

If you receive regulatory questions about the combination, please refer these to:

Nikhil Mehta, Head of Global Regulatory Affairs nikhil.mehta@baxalta.com or Natacha Gassenbach, Head of Global Communications nathalie.gassenbach@baxalta.com.

20.	Will Shire management be visiting us in the near future?

Until the transaction is completed, Baxalta and Shire remain two independent companies. Having said that, there may be opportunities for us to hear from Shire management prior to closing, either in person or thorough diverse channels of employee communications as appropriate.

21.	Can we share information on this resource website with our employees who do not have easy access to the Intranet?

The information available on the intranet is confidential, internal only and can be shared with all Baxalta employees (including BioLife and other Baxalta legal entities).

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